WEIL, GOTSHAL & MANGES LLP
                      767 FIFTH AVENUE - NEW YORK, NY 10153
                                  212-310-8000
                               (FAX) 212-310-8007



                                 August 28, 2007


BY EDGAR (CORRESPONDENCE)
-------------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC  20549

Attention:  Michael Pressman

                  Re:   H&R Block, Inc. (File No. 1-06089)
                        DEFA14A filed on August 22, 2007
                        --------------------------------

Dear Mr. Pressman:

                  On behalf of our client, H&R Block, Inc. (the "Company"), we hereby respond to your letter dated August 24, 2007, relating to the comment of the staff of the Securities and Exchange Commission (the "Commission") on the above-referenced filing.

                  The following facts, which the Company has previously disclosed in its proxy statement and additional soliciting materials, provide the support for the Company's statement that Mr. Richard Breeden, one of three nominees for director nominated by Breeden Partners L.P. ("Breeden Partners"), has engaged in a "troubling pattern of inadequate disclosure and misleading statements":


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U.S. Securities and Exchange Commission
August 28, 2007
Page 2


1. In Breeden Partners' notice dated June 29, 2007 notifying the Company of Breeden Partners' nomination of Richard Breeden, L. Edward Shaw, Jr. and Robert A Gerard (the "Breeden Nominees") for election to the Board of Directors at the Company's 2007 Annual Meeting, Breeden Partners failed to disclose Mr. Breeden's relationship with KPMG LLP ("KPMG"), the Company's independent auditor, as the government-appointed Monitor under KPMG's deferred prosecution agreement entered into with the United States Attorney for the Southern District of New York. This information was required to be included in the notice pursuant to the Company's bylaws. The Company called shareholders' attention to this omission in its definitive proxy statement filed with the Commission on July 30, 2007.

2. Mr. Breeden failed to disclose his KPMG Monitorship in Breeden Partners' preliminary proxy statement filed with the Commission on July 9, 2007. This omission of Mr. Breeden's Monitorship is particularly curious since Mr. Breeden did disclose his prior monitorship of Worldcom/MCI but not his current Monitorship of KPMG. The failure to disclose his KPMG Monitorship is also troubling given Breeden Partners' recommendation in favor of ratifying the appointment of KPMG as the Company's independent auditor for 2008. The Company previously called shareholders' attention to this inadequate disclosure in its definitive proxy statement filed with the Commission on July 30, 2007.

3. Breeden Partners provided inadequate disclosure and made misleading statements after they were informed that the Blue Voting Instruction Form ("Blue VIF") used for solicitation on behalf of Breeden Partners included an erroneous statement that the Board of Directors of the Company recommends the election of the Breeden Nominees.

      o On August 10, 2007, Breeden Partners filed with the Commission the text of a message to be used to inform shareholders that the Blue VIF contained an error and that shareholders would be provided with a new Blue VIF. The text refers only to an "error in printing the form" but failed to disclose that (1) the Board of Directors of the Company do not recommend the election of the Breeden Nominees and
            (2) Breeden Partners' proxy solicitor had approved the Blue VIF (which Broadridge Financial, the entity responsible for preparing and mailing the Blue VIFs, confirmed to the Company in a letter that was also furnished to the staff and to Breeden Partners).


      o Breeden Partners subsequently used a pre-recorded telephone message based on the above text which stated that the original "Blue H&R Block voting instruction form" is no longer valid due to this printing error. This message is misleading because the reference to

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U.S. Securities and Exchange Commission
August 28, 2007
Page 3


            a "Blue H&R Block voting instruction form" did not make clear that the Blue VIF is a Breeden voting instruction form, not the Company's voting instruction form. Only at the end of the message does it identify Breeden Partners. Given the likelihood that many recipients of the pre-recorded telephone message may not have listened to the entire message, it is entirely possible that the recipient could have assumed that the message was from the Company, thereby causing confusion. The Company alerted shareholders of the confusion created by the pre-recorded telephone message in a letter to shareholders filed with the Commission as definitive additional materials on August 16, 2007.

      o Finally, Mr. Breeden, in a letter filed with the Commission as definitive additional materials on August 17, 2007, apologized to shareholders and informed shareholders that the Board does not recommend the Breeden Nominees for election. Breeden Partners still failed, however, to disclose that its proxy solicitor had approved the Blue VIF.

                  As requested by the staff, the Company and each participant listed in the Company's definitive proxy statement acknowledge that:

            o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




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U.S. Securities and Exchange Commission
August 28, 2007
Page 4


                  If the staff has any questions regarding the revised preliminary proxy statement, please call the undersigned at (212) 310-8308 or Craig Brown at (212) 310-8031. Please direct any additional written staff comments regarding the foregoing to the undersigned, with a copy to Bret G. Wilson, Vice President and Secretary of the Registrant (Fax: (816) 802-1041).



                                                     Very truly yours,

                                                     /s/ Akiko Mikumo

                                                     Akiko Mikumo



Enclosures

cc:
         Carol F. Graebner -        Executive Vice President and
                                    General Counsel, H&R Block, Inc.

         Bret G. Wilson  -          Vice President and Secretary,
                                    H&R Block, Inc.